Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ] Merger

[   ] Liquidation

[   ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

PUTNAM MASTER INCOME TRUST (The "Trust")

3. Securities and Exchange Commission File No. 033-18169

Investment Company Act Registration No. 811-05375

4. Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?

[ X ] Initial Application           [   ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brian D. McCabe, Esquire           Pelagia Ivanova, Esquire
Ropes & Gray LLP                   Ropes & Gray LLP
One International Place            One International Place
Boston, MA 02110                   Boston, MA 02110
(617) 951-7801; or,                (617) 951-7044

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

8. Classification of fund (check only one):

[ X ] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[   ] Open-end          [ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

Putnam Investments Limited
c/o Putnam Investment Management Company
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

N/A

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es): Not applicable

(b) Trustee's name(s) and address(es): Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes          [ X ] No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes          [   ] No

If Yes, state the date on which the board vote took place:

October 15, 2004

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

[ X ] Yes          [   ] No

If Yes, state the date on which the shareholder vote took place:

January 13, 2005

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes          [   ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

February 28, 2005

(b) Were the distributions made on the basis of net assets?

[ X ] Yes          [   ] No

(c) Were the distributions made pro rata based on share ownership?

[ X ] Yes          [   ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[   ] Yes          [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[   ] Yes          [ X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[ X ] Yes          [   ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes          [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[   ] Yes          [ X ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[   ] Yes          [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes          [ X ] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

(i) Legal expenses: Approximately $135,000

(ii) Accounting expenses: Approximately $21,500

(iii) Other expenses (list and identify separately):

Proxy solicitation expenses: Approximately $497,895

NYSE Listing Fees: Approximately $189,365

SEC Fees: Approximately $45,312

(iv) Total expenses (sum of lines (i)-(iii) above): Approximately $889,072

(b) How were those expenses allocated?

Generally, all fees and expenses, including legal expenses, accounting expenses or other similar expenses incurred in connection with the consummation of the merger, were allocated ratably between the Acquiring Fund and Acquired Fund in proportion to their net assets as of January 21, 2005, except that (i) the costs of proxy materials and proxy solicitation for each fund were borne by that fund, (ii) the costs of the SEC registration fee were borne by Acquiring Fund, and (iii) the costs of liquidating such of Acquired Fund's portfolio securities as Acquiring Fund indicated it did not wish to acquire prior to the Exchange Date were borne by Acquired Fund. In addition, Putnam Investment Management LLC ('"Putnam Management") agreed to bear such expenses to the extent they exceeded $261,061 for Acquired Fund and $157,343 for Acquiring Fund. Accordingly, Acquired Fund, Acquiring Fund and Putnam Management paid $181,665, $157,343 and $550,064, respectively, in merger-related expenses.

(c) Who paid those expenses?

The Acquiring Fund , Acquired Fund and Putnam Management paid for these expenses.

(d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes          [ X ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ X ] Yes          [   ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Creditors committee in bankruptcy proceeding of Adelphia Communications Corporation is seeking leave of the Bankruptcy Court to file a complaint against the holders of the Adelphia and affiliates' senior secured bank dept and those who arranged that debt, for the purpose of subordinating that senior secured debt to the claims of the holders of those debtors' high yield, trade and other unsecured debt. Those defendants fall into three categories: (1) the investment banks and the agent banks that arranged the Adelphia and Regis Family Entity credit facilities, (2) the Co-Borrowing Lenders (those banks that made loans directly to the Adelphia and Regis family Entity co-borrowers), and (3) the assignees of the co-Borrowing Lenders, including primarily the mutual funds, and other non-bank financial institutions that purchased bank loan assignments in the secondary market. Putnam Master Income Trust has held Adelphia-related loans and is among this third-category of defendants. The complaint alleges that the investment banks and agent banks that arranged the credits structured co-borrowing facilities under which both Regis Family Entities and Adelphia businesses were entitled to borrow and were jointly and severally liable for all amounts borrowed. The allegations, which amount to claims of larceny, fraud, gross negligence, fraudulent transfer and other predicates of liability, charge that those who arranged the credit knew that the Regis Family Entities would borrow against the credit of the Adelphia business co-borrowers and would dissipate the funds borrowed. The complaint also alleges that the banks had access to non-public information that should have led them to understand the accounting fraud at Adelphia. The complaint would have the court impute the assignees (including the Putnam funds), the knowledge and wrongful actions of the agents and lending banks. Pursuant to a merger agreement dated November 3, 2004, Putnam Premier Income Trust assumed all of the liabilities of Master Income Trust on February 28, 2005, the date the merger was completed.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes          [ X ] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

Putnam Premier Income Trust

(b) State the Investment Company Act file number of the fund surviving the
Merger:

Investment Company Act Registration No. 811-05452

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Registration No. 333-119287; Registration Statement on Form N-14 filed on September 27, 2004.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Master Income Trust, (ii) he is Executive Vice President and Associate Treasurer of Putnam Master Income Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                           /s/ CHARLES E. PORTER
                           ------------------------------
                           Charles E. Porter
                           Executive Vice President and
                           Associate Treasurer